2023 REPORT

Petit Vour

Dear investors,

Dear Investors,

I hope 2024 has started off well for everyone. Undoubtedly, many of you have already heard the significant industry news that transpired in January—the abrupt closure of Kinder Beauty—and I want to update you on how we're responding.

Reports following the announcement have indicated that Kinder Beauty's closure leaves millions of dollars owed to creditors, beauty brands, and customers. It's still unclear how many brands that we've known and worked with over the years will be unable to recover their funds, but we're hoping the damage is not insurmountable for those negatively affected.

In light of the news, we've been quickly assessing the immediate challenges and long-term prospects for Petit Vour. From our perspective, as you might assume, we expect the effects to be predominantly positive moving forward, but a few concerns have arisen that we're managing. It's common for brands to pair manufacturing runs with multiple subscription box features to drive down costs per unit, so we're determining whether any of our upcoming beauty box partners may be altering their manufacturing or whether any businesses could be at risk. We're also anticipating brands to be more skittish when planning future partnerships. Additionally, we expect cost-share requirements on new partnerships to rise due to reduced manufacturing runs.

Notwithstanding these concerns, the news is naturally favorable to us in many ways. Notably, we've already seen a significant uptick in site activity

and an 8% increase in our subscriber base over the past month. This is particularly encouraging considering the typical post-holiday shopping lull. With every industry pruning, however painful, comes an opportunity for new growth, and we're excited what this news means for Petit Vour's future. We entered the year with a clear goal: to follow the acquisition footsteps of Follain, a fellow clean beauty retailer that was purchased by Credo despite sales declines. But we now have a renewed confidence that Petit Vour's future can be more than this. Even though our post-pandemic years have been marked by challenges beyond niche competition, Petit Vour remains the unquestioned go-to shop for 100% clean vegan beauty in an industry that is ripe with passionate consumers. I believe an opportunity for meaningful growth, particularly subscriber growth, still exists.

Looking ahead, we are swiftly reallocating resources for our updated growth strategy, which will surely include a targeted advertising campaign. As you may recall from previous updates, our advertising was bombarded by click farms. After utilizing antifraud software, we were able to reduce our long-term detectable fraudulent click rate to 20% and our CPA from over $1,000 to $350, which were significant improvements, but the acquisition cost was still 5x our pre-pandemic advertising and too far above our CLV to be sustainable. Considering these attacks were likely coming from competition, we'll be testing new campaigns to see if a sustainable CPA can now be reached. Establishing scalable ad campaigns will be the first step in determining whether our subscriber growth can indeed be meaningful. We'll be continuing our other expansion efforts, namely our in-house product line, but funneling resources into advertising will take precedence if results are favorable.

Regarding our house brand, I'm pleased to report continued success on this front. As you may remember from previous updates, initial feedback and customer reviews were exceptionally high for each of our product launches. Now that enough time has passed to effectively evaluate sales conversion, I'm pleased to say that sales have matched initial customer feedback. In 2023, excluding clearance items, Pure Plum outsold all other face oils we carry. In fact, Pure Plum sales surpassed our second-highest face oil by 268%. Likewise, our Glow Toner was the highest-selling toner in 2023, surpassing the second best by 16%. Considering that we carry many of the best skincare brands in the clean beauty industry, 16% is still a significant margin. Plum Body came in second among body oil sales, but the conversion was still meaningful, and we're encouraged by the praise it has received thus far. Given that each of these launches included a full or deluxe-size option in our beauty box subscription, sales conversion was expected to lag, so we are thrilled to see such positive results.

In addition to these successes, I am humbled by the continued recognition given to Petit Vour by industry authorities. Despite the challenges we have faced in recent years, the unwavering support and endorsement from our customers and industry peers serve as a testament to the resilience of our brand and the dedication of our team. For many, Petit Vour is their singularly recommended place to shop for clean vegan beauty. Most notably, in the 2023 holiday season, we were selected again by Vogue as their one-and-only beauty subscription for cruelty-free beauty shoppers. Other worthy mentions came from Real Simple, VegOut, VegNews and an array of smaller publications.

I also want to extend my heartfelt gratitude for your ongoing support and

patience throughout our journey. Our work over the past few years has often felt like surviving more than thriving, and your encouragement has felt like a jolt of life support to keep us going and fighting. Thank you for staying behind us. I'll report back once we have results from our new ad campaigns. Until then, I wish you all the best.
Ryan

We need your help!

Our most immediate need is to re-establish our advertising. Previously, our online campaigns were plagued by click farm fraud, which drained our budgets and skyrocketed our CPA to $1k+. Anti-fraud software (ClickCease) led to a significant improvement, but detectable fraud was still 20% and our CPA was still 5x previous levels. With the recent shuttering of a primary competitor, we plan to launch new campaigns this year. Any expertise in anti-fraud software or other fraud preventative measures for online advertising would be appreciated.

Sincerely,

Ryan Miner
Co-CEO

Madeline Alcott
Managing Partner

How did we do this year?

REPORT CARD

C+

☺ The Good	☹ The Bad
Our in-house products have exceeded expectations, outselling others in their respective categories by as much as 267%.	Success with expanding our exclusive offerings (e.g. our in-house brand) is being offset by brands retracting exclusivity.
We were selected again by Vogue as their one-and-only beauty subscription for cruelty-free beauty shoppers.	We still haven't stymied retail absorption from large retailers like Amazon and Sephora.
Our bootstrapping paid off. A primary competitor abruptly shuttered, despite utilizing $1M+ of new investment in 2023.	The vegan industry has been in a slump the past several years, with major vegan companies seeing losses of 95%+.

2023 At a Glance

January 1 to December 31



$758,795 +67%
Revenue



-$5,387
Net Loss



$2,301 [62%]
Short Term Debt



$0
Raised in 2023



$63,129
Cash on Hand
As of 03/15/23

INCOME BALANCE NARRATIVE


Revenues
Profit
US$455,672
-US$32,332
US$758,795
-US$5,387
2022
2023

Net Margin: -1% Gross Margin: 33% Return on Assets: -1% Earnings per Share: $0.00 Revenue per Employee: $252,932

Cash to Assets: 27% Revenue to Receivables: ~ Debt Ratio: 14%

Balance_Sheet__2022-23_.pdf

Cash_Flow_Statement__2022-23_.pdf

Member_Distribution__2022-23_.pdf

Income_Statement__2022-23_.pdf

We ❤ Our 933 Investors

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Thank You!

From the Petit Vour Team



Madeline Alcott

Co-CEO, Co-Founder

Directs brand identity and partnerships. Networked throughout the industry. University of Texas.



Ryan Miner

Co-CEO

Directs Finance and Operations. Oversees production, quality, and efficiency. Univ. of Texas, JHU.



Jan Makowski

Creative Producer

Directs and produces creative. Took Kendra Scott to $1B valuation. University of Delaware.



Nabila Juma

Designer + Developer

Creates and manages all visual collateral. Maryland Institute College of Art, Cornell University.

Details

The Board of Directors

Director	Occupation	Joined
Ryan Miner	CEO @ Petit Vour	2012
Madeline Alcott	CEO @ Petit Vour	2012

Officers

Officer	Title	Joined
Ryan Miner	CEO	2012
Madeline Alcott	CEO	2012

Voting Power

Holder	Securities Held	Voting Power
Madeline Alcott	50% Membership Interests	50.0%
Ryan Miner	50% Membership Interests	50.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2018	$350,000		Section 4(a)(2)
04/2019	$615,606		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SeaCoast Bank (SBA Loan)	07/01/2018	$350,000	$350,000	7.75%	07/31/2028	Yes

Related Party Transactions

Name	Ryan Miner & Madeline Alcott
Amount Invested	-$35,415
Transaction type	Other
Issued	01/01/2021
Relationship	Petit Vour members

$35,415 was the yearly rent for office and storage spaces. To provide safer and more secure working conditions for employees during the pandemic, we separated our warehouse and office spaces. This decision also helped us achieve our cost-cutting goals by reducing the Company's total office-warehouse rent by over 70% and saving more than $120k/year compared to the Company's previous office-warehouse location.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As an LLC we have not authorized any Units yet. Investors investing in this SAFE agreement, are investing with an understanding that Preferred Units have not yet been authorized.

We rely on third parties to supply the products in our subscription boxes. If any of these partnerships end, this may be a concern to investors.

Our growth depends on our ability to retain and attract new customers. If we do not continue to do this, our business may not succeed.

The demand and sales potential for cruelty-free, vegan beauty products may be lower than we expect. As the market begins to recognize the demand and desire for cruelty-free beauty products, a well financed competitor could come in and dominate the market with expensive marketing and retail stores. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the

Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Petit Vour, LLC

Texas Limited Liability Company
Organized November 2012
3 employees
3887 E University Ave
#1263
Georgetown TX 78626 http://www.petitvour.com

Business Description

Refer to the Petit Vour profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Petit Vour has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Once during the pandemic we didn't file due extreme challenges we were facing and once we completed our annual report but I don't think it was posted to the SEC. We filed independently after that.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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